U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                SCHEDULE 14F-1

                   Under the Securities Exchange Act of 1934

                           HENGEST INVESTMENTS, INC.
       (Exact name of registrant as specified in its corporate charter)

                                   000-49978
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                     none
                     (I.R.S. Employer Identification No.)

            P.O. Box 1947, Noosa Heads, Queensland 4567, Australia
                   (Address of principal executive offices)

                               (61-7) 5474-0492
             (Registrant's telephone number, including area code)


                           HENGEST INVESTMENTS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER


GENERAL

   This Information Statement is being delivered on or about March 10, 2004 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Hengest Investments, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors (the "Board").

   On March 10, 2004, T. Chong Weng, the majority shareholder of the Company entered into a Share Purchase Agreement (the "Agreement") with Meridian Pacific Investments HK Ltd., which results in a restructuring of the Company's management, Board, and ownership.

   Pursuant to the terms of the Agreement, on March 10, 2004 T. Chong Weng sold 2,240,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Meridian Pacific Investments HK Ltd. As consideration for the purchase of the shares, Meridian Pacific Investments HK Ltd. paid the sum of US$35,000.

   On March 10, 2004, in accordance with the Agreement, T. Chong Weng resigned as the sole director and officer and appointed John R. Kennerley and Joseph A. Joyce as directors of the Company. Messrs. Kennerley and Joyce will not take office until ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

   YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
                     HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY

   On March 10, 2004 there were 2,240,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of March 10, 2004, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

TITLE OF CLASS NAME AND ADDRESS OF                       AMOUNT AND PERCENT OF
               BENEFICIAL OWNER (1)                       NATURE OF  CLASS (2)
                                                         BENEFICIAL
                                                          OWNERSHIP
-------------- ----------------------------------------  ---------- ----------
Common Stock   Meridian Pacific Investments HK Ltd. (3)   2,240,000       100%
               P.O. Box 1947, Noosa Heads
               Queensland 4567, Australia

Common Stock   All Officers and Directors as a Group              0         0%
               (2 persons)

--------------

   (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days.

   (2) Based upon 2,240,000 shares issued and outstanding.

   (3) Meridian Pacific Investments HK Ltd. is majority owned and controlled by Graham J. Bristow.

CHANGES IN CONTROL

   On March 10, 2004, Meridian Pacific Investments HK Ltd. acquired 2,240,000 shares from T. Chong Weng in a private transaction. At that time, Meridian Pacific Investments HK Ltd. became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, T. Chong Weng resigned as an officer and director and appointed John R. Kennerley and Joseph A. Joyce to the Board and which appointment is effective ten (10) days after mailing of this Information Statement. John R. Kennerley was appointed as President and Chief Executive Officer and Joseph A. Joyce as Secretary and Treasurer of the Company.

   Prior to the sale, the Company had 2,240,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

LEGAL PROCEEDINGS

   The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this
Information Statement.   The executive officers of the Company are elected
annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

NAME                  POSITION
-----------------     -----------------------------------------------
John R. Kennerley     President, Chief Executive Officer and Director

Joseph A. Joyce       Secretary, Treasurer and Director

Mr. John Kennerley, 61 years of age is a Sydney businessman, holder of both British and Australian Passports. He does not hold any positions in any listed public company at this stage. Mr. Kennerley is a director and shareholder of Meridian Pacific Capital Pte Ltd. Mr Kennerley was managing director of Vernon Pools US for many years. Vernon Pools introduced and operated the New York State Lottery/Lotto on behalf of the government of New York.

Mr. Joseph Joyce, 57 years of age is a Sydney businessman, holder of both British and New Zealand Passports. He does not hold any positions in any listed public company at this stage. Mr. Joyce is CEO of Maestro Business Systems a supplier and developer of specialist software products. He holds a MBA from Auckland University, Auckland, New Zealand.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Not applicable

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

   The Company currently does not pay any cash salaries to any officers or directors.

SUMMARY COMPENSATION TABLE

   The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2003. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                          SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION

NONE



                                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                               (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
NONE



                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES


                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
NONE



                                  SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 10, 2004                        HENGEST INVESTMENTS, INC.


                                              By: /s/ John R. Kennerley
                                              ---------------------------------
                                              John R. Kennerley
                                              Director, President and CEO